UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

INTREPID POTASH, INC.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

46121Y102

(CUSIP Number)

Robert P. Jornayvaz III

Executive Chairman of the Board

Intrepid Potash, Inc.

707 17th Street, Suite 4200

Denver, Colorado  80202

(303) 296-3006

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46121Y102		13D

1	Names of Reporting Persons Intrepid Production Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,096,000

	8	Shared Voting Power 0(1)

	9	Sole Dispositive Power 11,096,000

	10	Shared Dispositive Power 0(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,096,000(1)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 14.8(2)

14	Type of Reporting Person (See Instructions) CO

(1)

Excludes 10,448,763 shares of Common Stock of the Issuer held by Harvey Operating and Production Company, which may be deemed to be beneficially owned by Intrepid Production Corporation as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Intrepid Production Corporation that it is the beneficial owner of any shares of Common Stock of the Issuer held by Harvey Operating and Production Company.

(2)	Based on the 75,202,086 shares of Common Stock of the Issuer outstanding as of July 31, 2011, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102		13D

1	Names of Reporting Persons Robert P. Jornayvaz III

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,121,219 (1)

	8	Shared Voting Power 0(2)

	9	Sole Dispositive Power 11,121,219 (1)

	10	Shared Dispositive Power 0(2)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,121,219 (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13	Percent of Class Represented by Amount in Row 11 14.8%(3)

14	Type of Reporting Person (See Instructions) IN

(1)

Includes 11,096,000 shares held by Intrepid Production Corporation that are or may be deemed to be beneficially owned by Robert P. Jornayvaz III. Mr. Jornayvaz is the sole shareholder, sole director and President of Intrepid Production Corporation. Includes 25,099 shares held by Mr. Jornayvaz directly that were granted to Mr. Jornayvaz in connection with his employment by the Issuer. With respect to the 25,099 shares, 10,599 of those shares are vested and unrestricted and 14,500 of those shares are unvested and restricted. This amount also includes 120 shares of common stock held by Mr. Jornayvaz’s daughter, of which he disclaims beneficial ownership.

(2)

Excludes 10,448,763 shares of Common Stock of the Issuer held by Harvey Operating and Production Company, which may be deemed to be beneficially owned by Robert P. Jornayvaz III as a result of the relationships among Intrepid Production Corporation and Harvey Operating and Production Company described in Item 6 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Robert P. Jornayvaz III that he is the beneficial owner of any shares of Common Stock of the Issuer held by Harvey Operating and Production Company.

(3)	Based on the 75,202,086 shares of Common Stock of the Issuer outstanding as of July 31, 2011, as disclosed in the Issuer’s most recent Quarterly Report on Form 10-Q.

CUSIP No. 46121Y102	13D

Item 1.	Security and Issuer

This Amendment No. 9 amends the statement on Schedule 13D filed on May 5, 2008, as amended on December 16, 2008, June 10, 2009, November 12, 2009, January 15, 2010, June 18, 2010, August 17, 2010, August 23, 2010 and November 10, 2010, by Intrepid Production Corporation, a Colorado corporation (“IPC”) and Robert P. Jornayvaz III (“RPJ”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of Intrepid Potash, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) The responses of the Reporting Persons with regard to Items 11 and 13 of the cover pages to this Amendment No. 9 that relate to the aggregate number and percentage of Common Stock beneficially owned by such Reporting Persons are herein incorporated by reference.

(b) The responses of the Reporting Persons with regard to Items 7, 8, 9 and 10 of the cover pages to this Amendment No. 9 that relate to the number of shares as to which such persons have sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition are herein incorporated by reference.

(c) The following transactions in the Common Stock were effected by the Reporting Persons in the 60 days prior to the date of this filing:

(1) On September 8, 2011, IPC sold 250,000 shares of Common Stock in a block transaction at $34.765 per share, for aggregate consideration of $8,691,250.

In addition, Harvey Operating and Production Company (“HOPCO”) has effected the following transactions in the Common Stock in the 60 days prior to the date of this filing:

(1) On August 17, 2011, HOPCO sold 79,198 shares of Common Stock in the open market for aggregate consideration of $2,444,866.02.  The shares were sold in multiple transactions at prices ranging from $30.65 to $31.36 per share.

(2) On August 23, 2011, HOPCO sold 7,000 shares of Common Stock in the open market for aggregate consideration of $213,549.  The shares were sold in multiple transactions at prices ranging from 30.50 to $30.54 per share.

(3) On August 24, 2011, HOPCO sold 151,039 shares of Common Stock in the open market for aggregate consideration of $4,614,105.51.  The shares were sold in multiple transactions at prices ranging from $30.50 to $30.63 per share.

(4) On September 8, 2011, HOPCO sold 250,000 shares of Common Stock in a block transaction at $34.765 per share, for aggregate consideration of $8,691,250.

Shares owned by HOPCO may be deemed to be beneficially owned by the Reporting Persons as a result of the relationships among IPC and HOPCO previously described in Item 6 of this Schedule 13D.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by either of the Reporting Persons that he or it is the beneficial owner of any shares of Common Stock of the Issuer held by HOPCO.

CUSIP No. 46121Y102	13D

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 14, 2011	INTREPID PRODUCTION CORPORATION

	By:	/s/ Geoffrey T. Williams, Jr.
	Name:	Geoffrey T. Williams, Jr.
	Title:	Attorney-in-Fact

Dated: September 14, 2011	ROBERT P. JORNAYVAZ III

	By:	/s/ Geoffrey T. Williams, Jr.
	Name:	Geoffrey T. Williams, Jr.
	Title:	Attorney-in-Fact